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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                 INNOVEDA, INC.
                           (NAME OF SUBJECT COMPANY)

                                 INNOVEDA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                             ---------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             ---------------------

                                   45769F102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ---------------------

                                PETER T. JOHNSON
          VICE PRESIDENT, BUSINESS DEVELOPMENT AND CHIEF LEGAL OFFICER
                                 INNOVEDA, INC.
                           293 BOSTON POST ROAD WEST
                         MARLBORO, MASSACHUSETTS 01752
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                             JOHN A. BURGESS, ESQ.
                           MICHAEL J. LACASCIA, ESQ.
                             JONATHAN WOLFMAN, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                           TELEPHONE: (617) 526-6000
                           FACSIMILE: (617) 526-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

ITEM 1. SUBJECT COMPANY INFORMATION

NAME AND ADDRESS

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Innoveda, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 293 Boston Post Road West, Marlboro, Massachusetts 01752. The telephone number of the principal executive offices of the Company is (508) 480-0881.

SECURITIES

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (the "Shares"), of the Company. As of April 23, 2002, there were 40,086,376 Shares outstanding and 8,935,746 Shares issuable upon exercise of outstanding options.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

NAME AND ADDRESS

     The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above under the caption "Subject Company
Information -- Name and Address."

TENDER OFFER

     This Schedule 14D-9 relates to the tender offer by Indiana Merger Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser and Mentor with the Securities and Exchange Commission (the "SEC") on April 30, 2002.

     As described in the Schedule TO, Purchaser has offered to purchase all of the outstanding Shares at a price of $3.95 per Share, net to the selling shareholders in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and
(a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

     As set forth in the Schedule TO, Purchaser's and Mentor's principal executive offices are both located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 23, 2002 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Mentor, Purchaser and the Company. The Merger Agreement provides, among other things, (1) for the making of the Offer and (2) that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Mentor. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares (i) owned by Mentor, Purchaser, any wholly-owned subsidiary of Mentor or Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which shall be canceled, and (ii) held by holders who have properly demanded and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law statute (the "DGCL")) will be converted into the right to receive the Offer Price in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Item 3 of this Schedule 14D-9. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this
Schedule 14D-9 and is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as set forth in this Item 3 or in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder that is attached as Annex B to this
Schedule 14D-9 (the "Information Statement"), which Information Statement is incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company's executive officers, directors or affiliates, or (ii) Mentor, Purchaser, or their respective executive officers, directors or affiliates.

EXCLUSIVITY AND CONFIDENTIALITY AGREEMENT

     On March 25, 2002, Mentor and the Company entered into an Exclusivity and Confidentiality Agreement in connection with Mentor's evaluation of the Company and the Company's provision of certain information to Mentor (the "Confidentiality Agreement"). The summary of the Confidentiality Agreement contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- Exclusivity and Confidentiality Agreement" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Confidentiality Agreement contained in the Offer to Purchase, which describes the material terms of the agreement, is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

MERGER AGREEMENT

     The summary of the Merger Agreement contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- The Merger Agreement and the Tender Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this
Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

TENDER AND STOCKHOLDER SUPPORT AGREEMENT

     As a condition to and inducement to Mentor and Purchaser's willingness to enter into the Merger Agreement, Mentor and Purchaser entered into Tender and Stockholder Support Agreements (the "Tender Agreements") with certain of the Company's stockholders, including all of the Company's executive officers and directors (the "Significant Stockholders"). The summary of the Tender Agreements contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- The Merger Agreement and the Tender Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Tender Agreements contained in the Offer to Purchase, which describes the material terms of the agreements, is qualified by reference to the forms of Tender Agreements, which are filed herewith as Exhibits (e)(3) and (e)(4) and are incorporated herein by reference.

NON-COMPETE AGREEMENTS

     Prior to the execution of the Merger Agreement, Mentor, Purchaser and the Company entered into non-compete agreements (the "Non-Compete Agreements") with William J. Herman, the Company's Chairman of the Board and Chief Executive Officer, and Richard G. Lucier, the Company's President. The summary of the Non-Compete Agreements contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- Non-Compete Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Non-Compete Agreements contained in the Offer to Purchase, which describes the material terms of such agreements, is qualified by reference to the Form of Non-Compete Agreement, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS

     Certain members of the Company's management and the Board of Directors of the Company (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

 EMPLOYMENT AGREEMENTS

     Employment agreements that contain severance provisions are in effect between the Company and each of William J. Herman, the Company's Chairman of the Board and Chief Executive Officer, and Richard G. Lucier, the Company's President. The summaries of the severance provisions in such employment agreements contained in the section of the Information Statement titled "EXECUTIVE COMPENSATION -- Employment Agreements" are incorporated herein by reference. The Information Statement is being mailed to stockholders together with this Schedule 14D-9 and is attached hereto as Annex B. The summaries of the severance provisions in such employment agreements contained in the Information Statement, which describe the material terms of such provisions, are qualified by reference to these agreements, which are filed herewith as Exhibits (e)(6) and (e)(7) and are incorporated herein by reference. These employment agreements entitle the executives to receive certain severance payments if their employment is terminated under certain circumstances. As of the date of this Schedule 14D-9, Mentor has not informed the Company of its intention to terminate the employment of any of the Company's executives that is a party to an employment agreement following consummation of the Offer. The estimated severance payments that would be payable to such executives if their employment is terminated following consummation of the Offer or the Merger are as follows:

NAME OF EXECUTIVE                                             SEVERANCE AMOUNT
-----------------                                             ----------------
William J. Herman...........................................      $236,250
Richard G. Lucier...........................................      $202,500

 EMPLOYEE BENEFIT MATTERS

     The summary of the employee benefit matters under the Merger Agreement contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- Other Agreements of Mentor and The Company -- Employee Benefit Matters" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the employee benefit matters under the Merger Agreement contained in the Offer to Purchase, which describes the material terms of such employee benefit matters, is qualified by reference to the Merger Agreement, which has been filed as Exhibit
(e)(1) hereto and is incorporated herein by reference.

 STOCK OPTIONS AND RESTRICTED STOCK

     The summary of the treatment of stock options under the Merger Agreement contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- Other Agreements of Mentor and The Company -- Stock Options" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the treatment of stock options under the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the treatment of the stock options, is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     Pursuant to the terms of the Merger Agreement, the Board has accelerated in full the vesting of the stock options and shares of restricted stock described in the table below effective immediately prior to the Effective Time. Without that acceleration of vesting by the Board, those stock options and shares of restricted stock would have nonetheless vested in full pursuant to their terms, if the executive officer holding such stock options or restricted stock ceased to be an employee, officer or director of, or a consultant to, the Company within 24 months following the consummation of the Offer as a result of termination without cause by the Company or for good reason by the executive. This summary, which describes the material terms of such change of control provisions, is qualified by reference to the applicable agreements, forms of which are filed herewith as Exhibits (e)(8) and (e)(9) and are incorporated herein by reference. As of April 23, 2002, the aggregate unvested stock options held by executive officers of the Company that would become fully vested and exercisable immediately prior to the Effective Time was 880,005 and the aggregate unvested shares of restricted stock held by executive officers of the Company that would become fully vested and free of restrictions immediately prior to the Effective Time was 238,506.

                                                 WEIGHTED AVERAGE                            WEIGHTED AVERAGE
                                                PER SHARE EXERCISE    NUMBER OF SHARES OF   PER SHARE PURCHASE
                           NUMBER OF UNVESTED    PRICE OF UNVESTED    UNVESTED RESTRICTED    PRICE OF UNVESTED
                             OPTIONS AS OF         OPTIONS AS OF          STOCK AS OF       RESTRICTED STOCK AS
NAME AND TITLE               APRIL 23, 2002       APRIL 23, 2002        APRIL 23, 2002       OF APRIL 23, 2002
--------------             ------------------   -------------------   -------------------   -------------------
William J. Herman........       302,501                $2.06                107,507                $0.49
  Chairman of the
  Board and Chief
  Executive Officer
Richard G. Lucier........       247,501                $2.06                 84,911                $0.49
  President
Paula J. Cassidy.........        99,001                $2.06                  5,652                $0.49
  Vice President,
  Human Resources
Peter T. Johnson.........        99,001                $2.06                 17,831                $0.49
  Vice President,
  Business Development
  and Chief Legal Officer
Kevin P. O'Brien.........       132,001                $2.06                 22,605                $0.49
  Vice President, Finance
  and Administration and
  Chief Financial Officer

     Each of the executive officers named in the table above has entered into a Tender Agreement with Mentor and Purchaser. See "Tender and Stockholder Support Agreement" above. Among the Shares subject to such Tender Agreements for each such executive officer are Shares of restricted stock and Shares which are being held by the Company as security for amounts borrowed by the executive in August 1999 from a predecessor of the Company to purchase Shares upon the exercise of stock options. The performance by each executive of its obligations under its Tender Agreement is prohibited by the restrictions on transfer and security provisions of the agreements entered into between the executive and the Company with respect to the Shares subject to the Tender Agreements. The Company has consented to the Tender Agreements entered into by its executive officers. The Company has also consented to the performance by each executive officer of its obligations under the Tender Agreements, including the tendering of Shares in the Offer, the voting of, and the grant of an irrevocable proxy to vote, Shares to approve the Merger and the grant of an option to purchase Shares. The Company's consents with respect to Shares subject to Tender Agreements are conditioned upon appropriate measures being taken by the executive officer to provide for the cash proceeds of any tender or sale of Shares being held by the Company as security for indebtedness to be used to repay such indebtedness. Set forth in the table below for each executive officer of the Company are the number of Shares of restricted stock which are subject to a Tender Agreement and the number of Shares held by the Company as security for indebtedness which are subject to a Tender Agreement, as well as the total amount of outstanding indebtedness of the executive to the Company. Shares set forth in the table below as being held by the

Company as security for indebtedness include Shares of restricted stock, all of which are also held as security for indebtedness.

                                                                      NUMBER OF SHARES
                                                     NUMBER OF       HELD BY THE COMPANY    AMOUNT OF
                                                     SHARES OF         AS SECURITY FOR     OUTSTANDING
NAME                                              RESTRICTED STOCK      INDEBTEDNESS       INDEBTEDNESS
----                                              ----------------   -------------------   ------------
William J. Herman...............................      107,507              860,046           $417,818
Richard G. Lucier...............................       84,911              679,280           $330,000
Paula J. Cassidy................................        5,652               45,210           $ 21,963
Peter T. Johnson................................       17,831              142,649           $ 69,300
Kevin P. O'Brien................................       22,605              180,840           $ 87,854

     Pursuant to the terms of the stock option agreements granted to each director of the Company, the unvested portions of those stock options become vested in full, if the director is involuntarily removed from the Board following a change of control of the Company. For purposes of those stock option agreements, the consummation of the Offer constitutes a change of control of the Company. This summary of the change of control provisions of such stock option agreements, which describes the material terms of such provisions, is qualified by reference to these agreements, a form of which is filed herewith as Exhibit
(e)(10) and is incorporated herein by reference. As of April 23, 2002, the aggregate unvested stock options held by directors of the Company that would become fully vested and exercisable upon an involuntary removal of the directors from the Board following the consummation of the Offer is 119,795.

                                                                               WEIGHTED AVERAGE PER SHARE
                                                 NUMBER OF UNVESTED OPTIONS    EXERCISE PRICE OF UNVESTED
NAME OF DIRECTOR                                    AS OF APRIL 23, 2002      OPTIONS AS OF APRIL 23, 2002
----------------                                 --------------------------   ----------------------------
William V. Botts...............................            23,959                         $4.85
Lorne J. Cooper................................            20,834                         $4.85
Steven P. Erwin................................            23,959                         $4.85
Keith B. Geeslin...............................            20,834                         $4.85
Hiroshi Hashimoto..............................            30,209                         $3.69

  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of the director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Bylaws provide that it shall indemnify its directors and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

     The Company has entered into agreements to indemnify certain of its directors in addition to the indemnification provided for in its Bylaws. These agreements, among other things, indemnify those directors and officers for certain expenses including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the Company's request.

     The Company has obtained directors' and officers' insurance providing indemnification for certain of the Company's directors, officers, affiliates, partners or employees for certain liabilities.

     The Merger Agreement provides that Mentor and the surviving corporation will indemnify the present and former directors and officers of the Company on certain terms and in certain circumstances as more fully described in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- Other Agreements of Mentor and The Company," which is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit
(a)(1). The summary of the indemnification and insurance provisions under the Merger Agreement, which describes the material terms of such provisions, is qualified by reference to the Merger Agreement, which has been filed as Exhibit
(e)(1) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD

     The Board, at a meeting duly called and held on April 23, 2002, by unanimous vote of all directors present at the meeting:

     - determined that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its stockholders;

     - approved the Offer and adopted the Merger Agreement in accordance with the DGCL;

     - recommended acceptance of the Offer and approval of the Merger Agreement by the Company's stockholders (if such approval is required by applicable law); and

     - took all other action necessary to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger and the Tender Agreements.

REASONS FOR THE BOARD'S RECOMMENDATION

  BACKGROUND

     The Board regularly reviews the Company's long-term strategies and objectives. In connection with these reviews, the Company has from time to time considered various strategic alternatives to pursuing the Company's business plan as an independent entity, including acquisitions, distribution arrangements and business combinations.

     During September 2001, William J. Herman, the Company's Chairman of the Board and Chief Executive Officer, was contacted by telephone by Mentor and another party each proposing business combinations with the Company. In response, Mr. Herman and Richard G. Lucier, the Company's President, had meetings with representatives of each of the interested parties to discuss potential synergies between the Company and these two companies and their respective potential interest in acquiring the Company.

     On September 21, 2001, Messrs. Herman and Lucier met with Dennis Weldon, Mentor's Treasurer, and Henry Potts, General Manager of Mentor's systems division, in Chicago and discussed differences between Mentor's and the Company's products in the context of a potential acquisition of the Company by Mentor. The parties pursued these discussions on telephone calls during the week of September 24, 2001 and agreed to meet again in October 2001.

     During October 2001, Messrs. Herman and Lucier met with representatives of the third party. During these meetings, the representatives of the third party restated their interest in acquiring the Company and discussed a basis for determining an acquisition price for the Company.

     On October 10, 2001, Messrs. Herman and Lucier participated in a conference call with the third party in which the third party indicated its interest in acquiring the Company. Discussions following a presentation from the third party to Messrs. Lucier and Herman resulted in a conclusion by Mr. Herman that the indication of interest by the third party did not represent a sufficient premium to the Company's current stock price to obtain the approval of the Board for an acquisition of the Company by the third party.

     On October 11, 2001, the Board met at a regularly scheduled Board meeting. Among the topics discussed were the expressions of interest from Mentor and the third party. The Board concluded that neither of the proposals was sufficient to justify an acquisition of the Company by either party.

     On October 18, 2001, Messrs. Herman and Lucier met with Messrs. Weldon and Potts in Wilsonville, Oregon. Based upon differences between the parties' perceptions of the Company's performance, the parties concluded that an acquisition by Mentor was not practical at that time but agreed to pursue discussions regarding a potential acquisition in the future.

     On November 7, 2001, Bruce Alexander of the investment banking firm of Needham & Company, or Needham, called Mr. Herman at Mentor's request to discuss Mentor's potential interest in acquiring the Company.

     On November 29, 2001, a representative of the third party called Mr. Herman to express its continued interest in acquiring the Company. The acquisition price discussed during this telephone call was unchanged from the price discussed during early October.

     On January 8, 2002, Mr. Herman and a high-level representative of the third party met to discuss the continued interest in the Company by the third party and such party's willingness to increase the acquisition price offered for the Company if the Company was willing to enter into serious negotiations with such third party.

     On January 9, 2002, Messrs. Alexander and Herman met while attending an investor conference in New York and discussed Mr. Herman's point of view of the Company regarding a potential acquisition of the Company by Mentor. Given the differences of opinion between the parties concerning this matter, the parties did not pursue further discussions at this time.

     On February 7, 2002, the Board met at a regularly scheduled Board meeting. Mr. Herman informed the Board of the state of the discussions with Mentor and the third party.

     On February 26, 2002, Mr. Herman met with a representative of the third party at the Company's offices in Marlboro, Massachusetts. The representative expressed an interest in engaging in new discussions about acquiring the Company. A meeting with additional representatives from the third party and Messrs. Herman and Lucier was scheduled for the following week.

     During early March 2002, Messrs. Herman and Lucier met with representatives of the third party and engaged in discussions with such representatives regarding the third party's potential interest in acquiring the Company. In connection with such discussions, the Company provided the third party with certain non-public business and financial information relating to the Company's current fiscal year. Such information, which was based on information available to the Company at the time, reflected slightly higher expected revenue and profits than the financial information provided to Mentor and which is summarized in Item 8 of this Schedule 14D-9. Following these discussions, a senior executive of the third party expressed its intent to make a proposal to the Company within the next few weeks.

     On March 5, 2002, Mr. Herman left a voicemail message with Gregory Hinckley, President and Chief Operating Officer of Mentor, suggesting they meet at a trade show they would both be attending. Mr. Hinckley and Mr. Herman met at the trade show in Paris on March 6, 2002 and discussed a potential acquisition of the Company by Mentor.

     From March 12, 2002 to March 18, 2002, Messrs. Herman, Alexander, Hinckley and Weldon had daily telephone discussions with respect to a potential acquisition of the Company by Mentor.

     On March 13, 2002, Mr. Herman met with senior executives of the third party at the offices of its investment bankers. At this meeting, the third party discussed the possibility of acquiring the Company for $2.75 per share, which represented an increase over the price previously discussed.

     On March 14, 2002, Messrs. Weldon, Hinckley, Potts and Herman met in Denver to discuss a potential acquisition of the Company by Mentor. The Mentor representatives discussed the possibility of acquiring the Company for $3.00 per share plus the net proceeds from the sale of the Company's system-level design

("SLD") business, which the Company was in the process of offering for sale or winding down. This price represented an increase over the prices discussed in September 2001. Mr. Herman agreed to discuss the matter further with the Board.

     On March 15, 2002, the Board held a special meeting by conference call to discuss the interest of both Mentor and the third party in acquiring the Company. During this call, the Board authorized Company management to engage both parties in further negotiations and to pursue a higher price from both parties.

     On March 18, 2002, Mr. Herman placed calls to other potential strategic acquirers to ascertain their interest in acquiring the Company. One of these parties took Mr. Herman's inquiry under consideration and replied the following day that an acquisition of the Company was not in its immediate strategic plan. The other parties indicated no interest.

     On March 19, 2002, the Company received a draft term sheet and exclusivity and confidentiality agreement from the third party, which contemplated an acquisition of the Company at a purchase price of $3.15 per share. The agreement contemplated a period of exclusivity ending in late May 2002.

     On March 20, 2002, Mentor's management submitted a draft term sheet to the Company (the "Term Sheet") and a draft letter agreement with respect to exclusivity and confidentiality (the "Exclusivity and Confidentiality Agreement"). The Term Sheet contemplated an acquisition of all of the outstanding shares of the Company for $3.50 per share, plus the proceeds from the sale of the SLD business, pursuant to a definitive agreement to be negotiated during a period of exclusive negotiations between the parties, which period of exclusivity would end in late April 2002.

     On March 20, 2002, the Board held a special meeting by conference call to discuss the then current state of negotiations with Mentor and with the third party. The Board expressed the desire to continue with the discussions taking place and asked Mr. Herman to negotiate with each party certain terms of the proposed acquisition.

     On March 20, 2002, Mr. Herman spoke with representatives of Robertson Stephens, Inc. about retaining that firm to provide a fairness opinion to the Board in connection with a potential acquisition of the Company. From March 20 to April 9, the terms of this engagement were negotiated. On April 10, 2002, the Company formally engaged Robertson Stephens.

     From March 20, 2002 to March 24, 2002, Mr. Alexander had several telephone calls with Mr. Herman and Mentor management to discuss various potential acquisition prices. At the outset of these discussions, Mentor suggested an acquisition price of $3.50 per share, plus the proceeds from the sale of the SLD business, which they subsequently increased to $3.95 per share, plus the proceeds from the sale of the SLD business, immediately prior to the March 24, 2002 Board meeting.

     From March 20, 2002 to March 24, 2002, Mr. Herman also had frequent discussions with representatives of the third party. During these discussions, terms of a proposed confidentiality and exclusivity agreement between the Company and the third party were discussed as well as the potential price to be offered for the acquisition of the Company. The third party did not accede to Mr. Herman's requests to shorten the period of exclusivity contemplated by the third party's term sheet.

     On March 22, 2002, the Company received a revised term sheet from the third party, contemplating the acquisition of the Company for $3.70 per share. The term sheet also outlined the other terms of the acquisition, including provisions relating to the Company's SLD business and various deal protection devices.

     From March 22, 2002 through March 24, 2002, Mr. Herman engaged in several telephonic discussions with representatives of the third party. As a result of these discussions, the third party nominally increased its proposed price for the possible acquisition of the Company to $4.00 per share (which equated to an offer at $3.98 per share after recalculating the nominal $4.00 per share price to reflect the Company's actual issued and outstanding capital stock) plus the net proceeds from the sale of the Company's SLD business.

     On March 24, 2002, the Board held a special meeting by conference call to discuss the terms of the proposals made by the third party and Mentor. During the meeting, Hale and Dorr LLP, outside counsel to the Company, reviewed with the Board the Board's responsibilities in connection with the proposed transaction. After extensive discussion and deliberation, including questions and answers between members of the Board and Hale and Dorr and Robertson Stephens, the Board decided that the acquisition terms proposed by Mentor, even though slightly lower in price than those proposed by the third party, represented, on balance, a better offer for the Company's stockholders because the Board believed there was a higher likelihood of the transaction proposed by Mentor being promptly completed substantially in accordance with the terms set forth in the Term Sheet. The Board based its determination, in part, on the third party's insistence on a protracted period of exclusivity. This factor, when coupled with the Company's financial condition and concomitant need to determine its strategic direction (that is, whether to enter into a business combination or pursue independent operations, including a financing), led the Board to favor the Mentor proposal. The Board authorized management to enter into the Confidentiality and Exclusivity Agreement with Mentor and to continue to negotiate the terms of an acquisition.

     After the March 24, 2002 Board meeting, Mr. Herman had a telephone call with representatives of Mentor during which they agreed to first negotiate the terms of the Exclusivity and Confidentiality Agreement and then proceed to negotiate a definitive merger agreement, rather than pursue negotiations with respect to the draft Term Sheet.

     On March 25, 2002, Mentor and the Company entered into the Exclusivity and Confidentiality Agreement, which provided that the Company would negotiate exclusively with Mentor with respect to the sale of the Company until April 15, 2002, unless extended.

     Between March 25, 2002 and April 23, 2002, representatives of Mentor, together with its legal and financial advisors conducted due diligence with respect to the Company.

     From March 29, 2002 to April 23, 2002, representatives of the Company, including Mr. Herman and Peter T. Johnston, Vice President, Business Development and Chief Legal Officer of the Company, together with the Company's legal advisors, continued to negotiate the terms and conditions of the proposed Merger Agreement and proposed Tender Agreements with representatives of Mentor and its legal and financial advisors.

     On April 1, 4, 12, 15, 17, 18, 19, 20 and 22, the Board held a series of special meetings by teleconference to discuss the status of negotiations and to give guidance to management. At these meetings, the Board was also apprised of the status of, and discussed, the Company's proposed sale of its SLD business. The April 12 meeting included a presentation by Robertson Stephens in which they discussed their view of potential strategic partners of the Company.

     Between April 15, 2002 and April 23, 2002, the Company and Mentor extended the expiration date of the Confidentiality and Exclusivity Agreement six times.

     On April 23, 2002, at a special meeting of the Board held by teleconference during which a quorum was present and acting throughout, the Board reviewed the terms of the Merger Agreement, the Tender Agreements and other related documents. Company management reviewed the benefits of the transaction and Robertson Stephens reviewed the financial analyses performed by it in connection with its opinion. Robertson Stephens presented its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion and based on the matters considered and subject to the assumptions, conditions and qualifications set forth in the written opinion, the cash consideration to be received by holders of Shares (other than Mentor, Purchaser, affiliates of Mentor or Purchaser or holders of Shares for which appraisal rights have been properly exercised) was fair from a financial point of view to such holders. Hale and Dorr described provisions of the Merger Agreement, the Tender Agreements and related agreements and reviewed the Board's responsibilities in connection with the proposed transaction. The Board, after considering the terms of the definitive agreements and the various presentations, by unanimous vote of all directors present at the meeting:

     - approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

     - determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Corporation and its stockholders;

     - recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer;

     - recommended that the Company's stockholders adopt the Merger Agreement if required; and

     - declared that the Merger Agreement is advisable.

The Board then authorized Company management to execute the Merger Agreement and certain other related documents.

     As a condition to and an inducement for Mentor and Purchaser entering into the Merger Agreement, on April 23, 2002, Mentor entered into separate Tender Agreements with each of the Significant Stockholders.

     On April 23, 2002, Mentor and the Company issued a joint press release announcing the Merger Agreement and the Offer. Separately, also on April 23, 2002, the Company transferred substantially all of the assets of its SLD business to Divestiture Growth Capital, a technology investment fund, in return for the fund's assumption of substantially all of the liabilities of the SLD business.

     On April 30, 2002, Purchaser and Mentor commenced the Offer in accordance with the Merger Agreement.

  FACTORS CONSIDERED BY THE BOARD

     In approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement (to the extent such approval is required by applicable law), the Board considered the following factors:

     - the historical market prices and recent trading activity and trading range of the Shares, including the fact that the Offer Price represented
       (a) a premium of approximately 67% over the $2.31 closing price of the Shares on The Nasdaq Stock Market on April 23, 2002, the last full trading day prior to the meeting of the Board to approve the Merger Agreement and (b) a premium of approximately 92% over the $2.05 average closing price of the Shares for the preceding twelve months;

     - the financial condition, results of operations and cash flows of the Company, including the fact that the Company's results of operations and cash flows from the first quarter, and Company management's forecasts for the remainder of the fiscal year, indicated that the Company would encounter significant difficulty in meeting the operating and other objectives contained in the Company's business plan;

     - the consolidation trend taking place in the Company's industry;

     - the Company's future prospects, particularly its limited ability to invest significant amounts of capital in sales and marketing in order to improve its multichannel distribution networks;

     - certain challenges facing the Company, including competition in each segment of the Company's businesses from other companies, particularly those with greater financial resources and more productive distribution channels;

     - that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares;

     - the fact that the cash Offer provides stockholders of the Company with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares;

     - the results of the Company's discussions with the other companies in its industry which the Company viewed as the most likely to be interested in and able to complete a strategic alliance, partnership, business combination, acquisition or similar transaction with the Company, which discussions generated serious interest from only one other company;

     - presentations by, and discussions with, senior management of the Company and representatives of the Company's financial and legal advisors regarding the Offer and the Merger;

     - the fairness opinion of Robertson Stephens rendered orally at the meeting of the Board held on April 23, 2002 and subsequently confirmed in writing, as well as the presentation made by Robertson Stephens to the Board relating to the analyses performed by Robertson Stephens in connection with such opinion. The full text of the written opinion of Robertson Stephens, dated as of April 23, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. The opinion was not intended to be and does not constitute a recommendation to any holder of Shares whether or not to tender his or her Shares in the Offer or, if required, how to vote, or whether or not to take any action, with respect to the Offer and the Merger. Holders of Shares are urged to read carefully such opinion in its entirety;

     - the fact that the terms of the Merger Agreement were determined through arm's-length negotiations between the Company and its legal advisors, on the one hand, and Mentor and its legal advisors, on the other;

     - the provisions of the Merger Agreement, including the respective representations, warranties and covenants proposed by the parties;

     - the fact that, pursuant to the Merger Agreement, the Company and its representatives may not (i) furnish to any third party who might submit an unsolicited Acquisition Proposal (as defined in the Merger Agreement) (a "Third Party Acquiror") information concerning the Company's business, properties or assets, or (ii) participate in discussions or negotiations with such Third Party Acquiror concerning an unsolicited Acquisition Proposal, unless in response to a Superior Proposal (as defined in the Merger Agreement) the Board determines, in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duty to stockholders;

     - the fact that, pursuant to the Merger Agreement, the Board has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Proposal, if (i) the Board has determined, in good faith that it is required to accept such proposal to discharge properly its fiduciary duties under applicable law, (ii) the Company gives Mentor five business days advance notice of the Company's intention to accept such Superior Proposal and negotiates with Mentor during such five business day period, and (iii) the Company, prior to termination, pays to Mentor an amount not to exceed $7,342,500;

     - the business reputation and capabilities of Mentor and its management, including the Board's favorable assessment of Mentor's ability to promptly consummate the Offer substantially in accordance with the terms set forth in the Merger Agreement;

     - the current regional, national and international economic climate;

     - the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement due to (i) the fact that the Offer and the Merger are not subject to any material consents and approvals, other than the filing required under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the fact that Purchaser's obligations under the Offer are not subject to any financing condition, (iii) the representations of Mentor in the Merger Agreement that it or Purchaser has available sufficient funds to consummate the Offer and the Merger, and (iv) Mentor's financial strength; and

     - the ability of the Company's stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under Delaware law.

     The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the Offer and the Merger, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of Company management and its financial and legal advisors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

     The Board recognized that, while the Offer and the Merger give the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares were traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to propose to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the consummation of the Offer and the Merger and the risks associated with the termination fee were reflected in the $3.95 per share price offered by Mentor in the Offer.

INTENT TO TENDER

     As described above in Item 3, Mentor and Purchaser have entered into the Tender Agreements with certain of the Company's stockholders, including all of the Company's executive officers and directors, pursuant to which such stockholders have agreed to accept the Offer and tender all Shares held by them. The summary of the Tender Agreements contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- The Merger Agreement and the Tender Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this
Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Tender Agreements contained in the Offer to Purchase, which describes the material terms of such agreements, is qualified by reference to the forms of Tender Agreements, which are filed herewith as Exhibits (e)(3) and (e)(4) and are incorporated herein by reference.

     To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company retained Robertson Stephens, Inc. to opine as to the fairness from a financial point of view of the cash consideration to be received by the Company's stockholders in the Offer and the Merger and to provide certain other financial advisory services. Pursuant to the terms of an engagement letter dated April 10, 2002, the Company agreed to pay Robertson Stephens a fee of $650,000 for its engagement, a portion of which was in respect of and payable upon the delivery of its opinion, whether or not a favorable opinion was delivered, and a portion of which is payable in respect of other financial advisory services and is subject to the consummation of the Offer and the Merger. The Company also agreed to reimburse Robertson Stephens for reasonable out-of-pocket expenses related to its engagement, including reasonable fees and expenses of its legal counsel. The Company further agreed to indemnify Robertson Stephens and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities related to or arising out of its engagement.

     Robertson Stephens is an internationally recognized investment banking firm and was retained based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

     Robertson Stephens maintains a market in the Shares and the shares of Mentor's common stock. In the ordinary course of business, Robertson Stephens and its affiliates may trade in the Company's securities and Mentor's securities for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

     - a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person;

     - an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     - a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

     - any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters described above.

ITEM 8.  ADDITIONAL INFORMATION

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Mentor, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders. The summary description of the possible designation by Mentor of certain persons to be appointed to the Board contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- The Merger Agreement and the Tender Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit
(a)(1). The summary description of the possible designation by Mentor of certain persons to be appointed to the Board contained in the Offer to Purchase, which describes the material terms of such possible designation, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

FINANCIAL FORECASTS

     The Company provided to Mentor certain non-public business and financial information in connection with its analysis of the Company as described in Item 4 "The Solicitation or Recommendation." The summary description of this information contained in the section of the Offer to Purchase titled "THE

OFFER -- Certain Information Concerning the Company -- Certain Financial Forecasts is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1).

     In addition to the above-referenced information, on April 8, 2002 the Company provided Robertson Stephens with the following information relating to the two fiscal quarters subsequent to those covered by the information provided to Mentor. The following information is subject to the same limitations and uncertainties described in the Offer to Purchase.

                                 INNOVEDA, INC.
                             CONSOLIDATED FORECAST
              FIRST AND SECOND QUARTER 2003 (ASSUMES SALE OF SLD)
                                 (IN THOUSANDS)

                                                              FORECAST   FORECAST
                                                              --------   --------
                                                                 Q1         Q2
                                                                2003       2003
                                                              --------   --------
Total revenue: .............................................  $14,917    $16,238
Total operating expenses excluding amortization: ...........   14,867     14,748
Operating income before amortization: ......................       51      1,490
Operating income before tax: ...............................   (1,693)      (254)
Income/(loss) before tax: ..................................   (1,758)      (299)
Net income: ................................................   (1,125)      (191)

                                 INNOVEDA, INC.
                             CONSOLIDATED FORECAST
             FIRST AND SECOND QUARTER 2003 (ASSUMES NO SALE OF SLD)
                                 (IN THOUSANDS)

                                                              FORECAST   FORECAST
                                                              --------   --------
                                                                 Q1         Q2
                                                                2003       2003
                                                              --------   --------
Total revenue: .............................................  $16,942    $18,071
Total operating expenses excluding amortization: ...........   16,019     16,245
Operating income before amortization: ......................      923      1,826
Operating income before tax: ...............................   (1,219)      (116)
Income/(loss) before tax: ..................................   (1,284)      (161)
Net income: ................................................     (822)      (103)

     Although the Company provided this information to Robertson Stephens, Robertson Stephens has advised the Company that it did not use or rely on any of the forecasts provided by the Company in connection with its fairness opinion.

ANTI-TAKEOVER STATUTE

     As the Company is a Delaware corporation, the provisions of Section 203 of the DGCL by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger contained in the section of the Offer to Purchase titled "THE OFFER -- Certain Legal Matters; Regulatory Approvals -- State Takeover Laws" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). At its meeting held on April 23, 2002, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Tender Agreements and the transactions contemplated thereby, which approval rendered
Section 203 of the DGCL inapplicable to the Merger

Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements and the transactions contemplated thereby.

APPRAISAL RIGHTS

     The description of the appraisal rights applicable to the Merger (such rights not being applicable to the Offer) contained in the section of the Offer to Purchase titled "THE OFFER -- Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights -- Appraisal Rights" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1).

MERGER PROVISIONS

     Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger. In the Merger Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Option") to purchase a sufficient number of Shares such that, when such Shares are added to the number of Shares owned by Purchaser at the time of such exercise, the Purchaser shall own one share more than 90% of the Shares then outstanding. The summary of the Top-Up Option contained in the section of the Offer to Purchase titled "THE OFFER -- The Merger Agreement; Other Arrangements -- The Merger Agreement and the Tender Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Top-Up Option contained in the Offer to Purchase, which describes the material terms of such Top-Up Option, is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

REGULATORY APPROVALS

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Mentor of a Notification and Report Form with respect to the Offer, unless Mentor receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission. The description of this regulatory approval process contained in the section of the Offer to Purchase titled "THE OFFER -- Certain Legal Matters; Regulatory Approvals -- Antitrust" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1).

ITEM 9.  EXHIBITS

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 (a)(1)   Offer to Purchase dated April 30, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser's Tender
          Offer Statement on Schedule TO, filed by Mentor and
          Purchaser with respect to the Company on April 30, 2002 (the
          "Schedule TO")).
 (a)(2)   Letter of Transmittal (incorporated herein by reference to
          Exhibit (a)(1)(B) to the Schedule TO).
 (a)(3)   Notice of Guaranteed Delivery (incorporated herein by
          reference to Exhibit (a)(1)(C) to the Schedule TO).
 (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees (incorporated herein by
          reference to Exhibit (a)(1)(D) to the Schedule TO).
 (a)(5)   Letter to Clients for Use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees (incorporated
          herein by reference to Exhibit (a)(1)(E) to the Schedule
          TO).

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 (a)(6)   Summary Advertisement published April 30, 2002 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule
          TO).
 (a)(7)   Joint Press Release, dated April 23, 2002, regarding the
          proposed transaction between the Company, Purchaser and
          Mentor (incorporated herein by reference to the Joint Press
          Release filed under the cover of Schedule 14D-9 by the
          Company on April 24, 2002).
 (a)(8)   Letter to Stockholders of the Company dated April 30, 2002.*
 (e)(1)   Agreement and Plan of Merger dated as of April 23, 2002 by and among the Company, Purchaser and Mentor (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Mentor
          with the SEC on April 24, 2002.)
 (e)(2)   Exclusivity and Confidentiality Agreement dated as of March
          25, 2002, as amended, by and between Mentor and the Company
          (incorporated herein by reference to Exhibit (d)(2) to the
          Schedule TO).
 (e)(3)   Form of Tender and Stockholder Support Agreement dated as of
          April 23, 2002 by and among Mentor, Purchaser and each of
          William Herman, Richard Lucier, Kevin O'Brien, Peter
          Johnson, Kyoden Company Limited, DLJ Capital Corporation and
          DLJ ESC II, L.P. (incorporated by reference to Exhibit
          (d)(4) to the Schedule TO).
 (e)(4)   Form of Tender and Stockholder Support Agreement dated as of
          April 23, 2002, by and among Mentor, Purchaser, and each of
          William Botts, Keith Geeslin, Lorne Cooper, Steven Erwin,
          Hiroshi Hashimoto and Paula Cassidy (incorporated by
          reference to Exhibit (d)(5) to the Schedule TO).
 (e)(5)   Form of Non-Compete Agreement dated as of April 23, 2002 by and among Mentor, Purchaser, the Company and each of William
          J. Herman and Richard Lucier (incorporated by reference to
          Exhibit (d)(6) of the Schedule TO).
 (e)(6)   Employment Agreement dated as of October 2, 1998 between
          Viewlogic Systems Inc. ("Viewlogic") and William J. Herman
          (incorporated herein by reference to the Company's
          Registration Statement on Form S-4 (Commission File No.
          333-89491) as declared effective by the SEC on February 14,
          2000 (the "Form S-4")).
 (e)(7)   Employment Agreement dated as of October 2, 1998 between
          Viewlogic and Richard G. Lucier (incorporated herein by
          reference to the Form S-4).
 (e)(8)   Form of Stock Option Agreement used for option grants in
          1998 to current executive officers of the Company and a
          summary of grants utilizing the form.**
 (e)(9)   Form of Stock Option Agreement used for option grants in
          2001 to current executive officers of the Company and a
          summary of grants utilizing the form.**
(e)(10)   Form of Stock Option Agreement used for option grants in
          2000 to current directors of the Company and a summary of
          grants utilizing the form.**
(e)(11)   Opinion of Robertson Stephens, Inc., dated April 23, 2002
          (included as Annex A hereto).*
(e)(12)   Mutual Non-Disclosure Agreement dated as of October 5, 2001 between Mentor and the Company (incorporated herein by
          reference to Exhibit (d)(1) to the Schedule TO).
(e)(13)   Form of Indemnification Agreement between the Company and
          each of William V. Botts and Steven P. Erwin (incorporated herein by reference to Exhibit 10.1 to the Form 10-K filed by the Company on March 29, 2002).
(e)(14)   Rule 14f-1 Information Statement of the Company, dated April
          30, 2002 (included as Annex B hereto).*

---------------

 * Filed herewith and included in the copy of the Schedule 14D-9 mailed to the Company's stockholders.

** Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:     /s/ WILLIAM J. HERMAN
                                            ------------------------------------
                                            Name: William J. Herman
                                            Title: Chief Executive Officer

Dated: April 30, 2002

                                                                         Annex A

555 California Street
Suite 2600
San Francisco, CA 94104                                       ROBERTSON STEPHENS
415.781.9700                                                  Investment Bankers

                                          April 23, 2002

Board of Directors
Innoveda, Inc.
293 Boston Post Road West
Marlboro, MA 01752-4615

Members of the Board:

We understand that Innoveda, Inc. (the "Company"), Mentor Graphics Corporation ("Acquiror") and Indiana Merger Corporation (a wholly owned subsidiary of Acquiror, "Merger Sub") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") which will provide, among other things, for the Offer and the Merger (as such terms are defined below). Under the terms, and subject to the conditions, set forth in a draft of the Agreement dated April 23, 2002 (the "Draft Agreement"), (i) Merger Sub will commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share ("Company Common Stock"), at a price per share equal to $3.95 net to the seller in cash, or any higher price paid for a share of Company Common Stock in the Offer (the "Offer Price"), and (ii) following the Offer, Merger Sub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Acquiror and each share of Company Common Stock (other than shares of Company Common Stock held in treasury or owned by Acquiror or any of its subsidiaries or as to which dissenters' rights have been properly exercised ("Dissenting Shares")) shall be converted into the right to receive the Offer Price in cash, without interest. In addition, pursuant to the Draft Agreement, the Company will irrevocably grant to Merger Sub an irrevocable option to purchase that number of shares of Company Common Stock equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Merger Sub at the time of exercise, will constitute one share more than 90% of the shares of Company Common Stock then outstanding (assuming the exercise of such option and the exercise of all outstanding exercisable options to purchase Company Common Stock with an exercise price less than the Offer Price) at a price per share equal to the Offer Price. Such option will be exercisable after Merger Sub's acceptance for payment pursuant to the Offer or acquisition pursuant to the Support Agreements (as defined below) of shares of Company Common Stock constituting at least 85% of the shares of Company Common Stock then outstanding. The terms and conditions of the Offer and the Merger are set out more fully in the Draft Agreement. In addition, we understand that concurrently with signing the Agreement, the Company will enter into an agreement to sell its system level design business to a third party.

You have asked us whether, in our opinion, the cash consideration to be received by the "Holders of Company Common Stock" in the Offer and the Merger is fair from a financial point of view and as of the date hereof to the Holders of Company Common Stock. The "Holders of Company Common Stock" shall be defined as all holders of Company Common Stock other than Acquiror, Merger Sub, any affiliates of Acquiror or Merger Sub or any holders of Dissenting Shares.

For purposes of this opinion we have, among other things:

     (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

Board of Directors
Innoveda, Inc.
April 23, 2002
Page

     (ii) reviewed certain publicly available estimates of research analysts relating to the Company;

     (iii) held discussions with the management of the Company concerning the business, past and current operations, financial condition and future prospects of the Company;

     (iv) reviewed the financial terms and conditions set forth in the Draft Agreement and drafts, dated April 19, 2002, of the forms of Tender and Stockholder Support Agreements (the "Support Agreements" and together with the Draft Agreement, the "Draft Agreements");

     (v)  reviewed the stock price and trading history of Company Common Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company;

     (vii) compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

     (viii) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

     (ix) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the Company's management) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the Company's management that it is not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal. With respect to publicly available forecasts and projections for the Company that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared on the basis of reasonable assumptions and reflect the best currently available estimates as to the future financial condition and performance of the Company, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Offer and the Merger will be consummated upon the terms set forth in the Draft Agreements without material alteration thereof. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of Company Common Stock of the cash consideration to be received in the Offer and the Merger. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Offer and the Merger or (ii) any tax or other consequences that might result from the Offer and the Merger. Our opinion does not address the relative merits of the Offer and the Merger and the other business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the

Board of Directors
Innoveda, Inc.
April 23, 2002
Page

Offer and the Merger. Neither does our opinion address any legal or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

In connection with the preparation of our opinion, we were not authorized to solicit, and did not solicit, third-parties regarding alternatives to the Offer and the Merger.

We will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Offer and the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. We maintain a market in the shares of Company Common Stock and the shares of common stock of Acquiror, without par value. In the ordinary course of business, we may trade in the Company's securities and Acquiror's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the Company's securities or Acquiror's securities.

Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Offer and the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company whether or not to tender his/her shares of Company Common Stock in the Offer or, if required, how to vote, or whether or not to take any action, with respect to the Offer and the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

     Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the cash consideration to be received in the Offer and the Merger is fair to the Holders of Company Common Stock from a financial point of view.

                                          Very truly yours,

                                          ROBERTSON STEPHENS, INC.

                                                                         ANNEX B

                                 INNOVEDA, INC.
                           293 BOSTON POST ROAD WEST
                         MARLBORO, MASSACHUSETTS 01752

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER
                             ---------------------

     This Information Statement is being mailed on or about April 30, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Innoveda, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to a majority of seats on the Board of Directors of the Company (the "Board").

     On April 23, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Mentor and Indiana Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Mentor ("Purchaser"), pursuant to which Purchaser is commencing a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), at a price per share of $3.95, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated April 30, 2002, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits to both the Schedule 14D-9 and the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Mentor with the Securities and Exchange Commission (the "SEC") on April 30, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Mentor. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Mentor, Purchaser, any of their respective wholly-owned subsidiaries, the Company or any of its wholly-owned subsidiaries, and shares held by stockholders of the Company who have properly demanded and perfected appraisal rights under Section 262 of Delaware law) will be converted into the right to receive the Offer Price, without interest thereon.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B. The
Schedule 14D-9 was filed by the Company with the SEC on April 30, 2002 and is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Mentor, Purchaser or Mentor's Designees (as defined herein) has been provided by Mentor. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on Tuesday, April 30, 2002. The Offer is scheduled to expire at 12:00 p.m. Midnight, New York City time, on Tuesday, May 28, 2002, unless extended by Purchaser in accordance with the terms of the Merger Agreement.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of April 23, 2002, there were 40,086,376 shares of Common Stock outstanding. See "Security Ownership of Certain Beneficial Owners and Management -- Security Ownership" below.

             RIGHT TO DESIGNATE DIRECTORS AND THE MENTOR DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY

     Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly upon the payment by Purchaser for shares of Common Stock pursuant to the Offer representing at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis on the date of purchase, and from time to time thereafter, Mentor shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Mentor or any of its affiliates bears to the total number of shares of Common Stock then outstanding ("Mentor Designees"). At such time, the Company is obligated to take all actions necessary to cause the Mentor Designees to be elected to the Board, including seeking the resignation of one or more existing directors. However, even if the Mentor Designees are elected to the Board, until the Effective Time, the Company, Mentor and Purchaser have agreed that the Board shall include at least two "Continuing Directors." Continuing Directors are directors of the Company who were members of the Board on the date of the Merger Agreement.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

     Mentor has informed the Company that it will select the Mentor Designees from the individuals named below to serve on the Board and that each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Mentor Designees is currently a director of, or holds any position with, the Company. Mentor has advised the Company that to Mentor's knowledge, except as set forth below and in the Offer to Purchase, none of the Mentor Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. The current business address for each individual listed below, unless indicated below, is c/o Mentor Graphics Corporation, 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777, Telephone:
(503) 685-7000. Each such person is a citizen of the United States.

     Walden C. Rhines, 55, has served as Chairman of the Board and Chief Executive Officer of Mentor since 2000. From 1993 to 2000 he was Director, Chief Executive Officer and President of Mentor.

     Gregory K. Hinckley, 55, has served as Director and President of Mentor since 2000. From 1997 to 2000 he served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor. From 1995 until 1996 Mr. Hinckley was Senior Vice President of VLSI Technology, Inc.

     Dean Freed, 43, has served as Vice President, General Counsel and Secretary of Mentor since July 1995. Mr. Freed served as Deputy General Counsel and Assistant Secretary of Mentor from April 1994 to July 1995. He has been employed by Mentor since January 1989.

     Dennis Weldon, 54, has served as Treasurer and Director of Corporate Business Development since February 1996. Mr. Weldon served as Director of Business Development from June 1994 to January 1996. He has been employed by Mentor since July 1988.

                   CURRENT BOARD OF DIRECTORS OF THE COMPANY

     The Company has a classified Board consisting of two Class I directors, two Class II directors and two Class III directors. The Class I, Class II and Class III directors were elected to serve until the annual meeting of stockholders to be held in 2004, 2002 and 2003, respectively, and until their respective successors are duly elected and qualified. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those whose terms are expiring.

     For each current member of the Board there follows information concerning his principal occupation and business experience for at least the past five years, the names of other public reporting companies of which he serves as a director and his age and length of service as a director of the Company. There are no family relationships among any of the directors and the executive officers of the Company.

CLASS I DIRECTORS

     Lorne J. Cooper, 45, has served as a director of the Company since March 2000. From December 1999 to March 2000, Mr. Cooper was a director of Viewlogic Systems, Inc. ("Viewlogic"), an electronic design automation company. From 1994 to June 2000, Mr. Cooper served as the President of Sente, Inc., an electronic design automation company. From June 2000 to June 2001, Mr. Cooper served as the Vice Chairman and a director of Sequence Design, a software company. Since February 2001, Mr. Cooper has served as the President of NuSphere Corporation, which develops software for building database-driven web sites.

     Steven P. Erwin, 58, has served as a director of the Company since May 1997. Mr. Erwin served as Executive Vice President and Chief Financial Officer of Health Net, Inc., a managed health care company, from March 1998 until January 2002. From 1994 to July 1997, Mr. Erwin was Executive Vice President and Chief Financial Officer of U.S. Bancorp, Portland, Oregon.

CLASS II DIRECTORS

     William V. Botts, 66, has served as a director of the Company since May 1997. Since March 2000, Mr. Botts has served as an independent management consultant. Mr. Botts served as Interim Chief Executive Officer and Chairman of the Board of the Company from July 1999 to March 2000. From August 1997 to July 1999, Mr. Botts was the Interim Chief Executive Officer of California Lifestyles, Inc., a footwear company. From 1996 to 1997, Mr. Botts served as Chief Executive Officer of Hard Candy, Inc., a cosmetics company. From 1993 to 1996, Mr. Botts was the owner and President of WV Associates, a consulting firm for business combinations, acquisitions, business turnarounds and strategic planning.

     Keith B. Geeslin, 49, has served as a director of the Company since March 2000. Mr. Geeslin was a director of Viewlogic, an electronic design automation company, from October 1998 to March 2000. Since 1984, Mr. Geeslin has served in various capacities at The Sprout Group, a venture capital firm, most recently as Managing General Partner. In addition, Mr. Geeslin is a general or limited partner in a series of investment funds associated with The Sprout Group, a division of DLJ Capital Corporation (at which he serves as a Managing Director), which is a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc. Mr. Geeslin is also a director of CommVault Systems, GoBeam, Inc., Legerity, Paradyne Networks, Inc., Synaptics, Inc., ylPes Communications and Rhythms NetConnections, Inc.

CLASS III DIRECTORS

     William J. Herman, 42, has served as the Company's Chief Executive Officer and Chairman of the Board since March 2000 and as President of the Company from March 2000 to February 2002. From October 1998 to March 2000, Mr. Herman served as President and Chief Executive Officer and a director of Viewlogic, an electronic design automation company. From December 1997 to September 1998, Mr. Herman served as President of the Viewlogic Systems Group of Synopsys, Inc., an electronic design automation company. From 1995 to November 1997, Mr. Herman served in various senior management capacities, most recently as

President and Chief Executive Officer, at Viewlogic Systems, Inc., an electronic design automation company distinct from Viewlogic, which Mr. Herman co-founded in 1984.

     Hiroshi Hashimoto, 50, has served as a director of the Company since September 2000. From 1992 to September 2000, Mr. Hashimoto was a director of PADS Software, Inc., an electronic design automation company that was acquired by the Company in September 2000. Since 1983, Mr. Hashimoto has served as the Chairman of Kyoden Company, Ltd., a manufacturer of printed circuit boards. Mr. Hashimoto served as President of Kyoden Company Limited from 1983 until June 1999. Mr. Hashimoto is also a director of Sotec Company, Ltd.

     Mr. Cooper, Mr. Geeslin and Mr. Herman were initially elected to the Board pursuant to the terms of the agreement under which the Company acquired Viewlogic in March 2000. Mr. Cooper, Mr. Geeslin and Mr. Herman were directors of Viewlogic prior to its acquisition by the Company. Also pursuant to the terms of that agreement, Mr. Botts and Mr. Erwin remained directors of the Company. Mr. Herman was re-elected to the Board by the Company's stockholders at the Company's 2000 Annual Meeting of Stockholders. Mr. Cooper and Mr. Erwin were re-elected to the Board by the Company's stockholders at the Company's 2001 Annual Meeting of Stockholders. Mr. Hashimoto was elected to the Board pursuant to the terms of the agreement under which the Company acquired PADS Software, Inc. in September 2000. Mr. Hashimoto was a director of PADS Software, Inc. prior to its acquisition by the Company.

DIRECTOR COMPENSATION

     Each non-employee director currently receives compensation for his service as a director of the Company as follows: (i) an annual cash retainer of $7,500 and (ii) $1,000 for each day of each meeting of the Board or any committee thereof attended by such director. In addition, Messrs. Botts, Cooper, Erwin and Geeslin were each granted a stock option in April 2000 to purchase 50,000 shares of Common Stock at an exercise price of $4.85 per share. Mr. Hashimoto was granted an option in September 2000 to purchase 50,000 shares of Common Stock at a purchase price of $3.69 per share. The practice of the Board has been to grant each new non-employee director a stock option to purchase 50,000 shares of Common Stock upon first being elected to the Board of Directors. All of these options vest in equal monthly installments over the 48-month period succeeding the date of grant. If a director is involuntarily removed from the Board following a change in control of the Company, the unvested portion of these options immediately becomes fully vested. Directors are also reimbursed for all reasonable travel expenses related to attending Board and committee meetings. No options were granted to non-employee directors in 2001.

BOARD OF DIRECTORS AND COMMITTEE MEETINGS

     During 2001, the Board met five times and took action by unanimous written consent five times. All directors attended at least 75% of the meetings of the Board and of the committees on which they served, except that Mr. Hashimoto did not attend any meetings of the Board held in 2001.

     The Board has a standing Audit Committee, which is composed of three members. The Audit Committee reviews the effectiveness of our independent accountants during the annual audit, reviews the adequacy of financial statement disclosures, discusses our internal control policies and procedures and considers and recommends the selection of our independent accountants. Currently, the members of the Audit Committee are Messrs. Erwin, Cooper and Geeslin. The Audit Committee held eight meetings during 2001.

     The Board also has a standing Compensation Committee, which is composed of two members. The Compensation Committee establishes compensation policies with respect to the Company's executive officers, including the Chief Executive Officer, and sets the compensation levels for these individuals. The Compensation Committee also exercises all rights and powers of the Board under the Company's stock incentive and stock purchase plans. Currently, the members of the Compensation Committee are Messrs. Cooper and Erwin. The Compensation Committee held no meetings during 2001, but took action by unanimous written consent five times.

     The Board does not have a standing Nominating Committee.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The Audit Committee of the Company's Board of Directors is composed of three members and acts under a written charter adopted and approved in June 2001. A copy of this charter is attached to this Information Statement as Appendix A. The members of the Audit Committee are independent directors, as defined by its charter and the rules of the Nasdaq Stock Market. The Audit Committee held eight meetings during the fiscal year ended December 29, 2001.

     The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended December 29, 2001 and discussed these financial statements with the Company's management. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees) with Deloitte and Touche, the Company's independent auditors.

     The Company's independent auditors provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the independent auditors the matters disclosed in this letter and their independence from the Company. The Audit Committee also considered whether the independent auditors' provision of other, non-audit related services to the Company is compatible with maintaining such auditors' independence.

     Based on its discussions with management and the independent auditors, and its review of the representations and information provided by management and the independent auditors, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001.

                                          By the Audit Committee of the Board of
                                          Directors of Innoveda, Inc.

                                          Steven P. Erwin, Lorne J. Cooper and
                                          Keith B. Geeslin

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

SECURITY OWNERSHIP

     The following table sets forth information as of April 23, 2002 with respect to the beneficial ownership of the Common Stock by (i) each person or entity known to the Company to beneficially own more than 5% of the outstanding shares of the Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers (as defined in the Summary Compensation Table set forth under the heading "Executive Compensation -- Summary Compensation" below) and
(iv) all directors and executive officers of the Company, as a group.

                                                                NUMBER OF SHARES
                                                              BENEFICIALLY OWNED(1)   PERCENT OF TOTAL
                                                              ---------------------   ----------------
Mentor Graphics Corporation(2)..............................       15,633,687               39.0%
  8005 S.W. Boeckman Road
  Wilsonville, Oregon 97070-7777
Keith B. Geeslin(3).........................................        9,541,165               23.8%
  c/o The Sprout Group
  300 Sand Hill Road
  Building 3, Suite 170
  Menlo Park, CA 94025
The Sprout Group(4).........................................        9,509,916               23.7%
  300 Sand Hill Road
  Building 4, Suite 270
  Menlo Park, CA 94025
Kyoden Company Limited(5)...................................        4,741,491               11.8%
  30-13 Motoyoyogi
  Shibuya-Ku
  Tokyo, Japan
Hiroshi Hashimoto(6)........................................        4,763,365               11.9%
  Kyoden Company Limited
  30-13 Motoyoyogi
  Shibuya-Ku
  Tokyo, Japan
Synopsys, Inc. .............................................        3,583,314                8.9%
  700 East Middlefield Road
  Mountain View, CA 93404
William J. Herman(7)........................................        1,377,778                3.4%
William V. Botts(8).........................................          100,624                  *
Lorne J. Cooper(9)..........................................           31,249                  *
Steven P. Erwin(10).........................................           62,083                  *
Richard G. Lucier(11).......................................        1,042,847                2.6%
Peter T. Johnson(12)........................................          294,142                  *
Guy Moshe(13)...............................................          287,125                  *
Kevin P. O'Brien(14)........................................          372,839                  *
Gary Kiaski(15).............................................           98,437                  *
All directors and executive officers as a group (10
  persons)(16)..............................................       17,780,912               42.8%

---------------

  *  Less than 1%.

 (1) Unless otherwise noted, reflects beneficial ownership as of April 23, 2002. The inclusion herein of any shares of Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, each person listed above has sole voting and investment power with respect to the shares listed or shares voting and/or investment power with his spouse. For purposes of this table, each person is deemed to beneficially own any shares subject to stock options, warrants or other securities or rights convertible into Common Stock, held by such person that are currently exercisable (or convertible) or exercisable (or convertible) within 60 days after April 23, 2002. As of April 23, 2002, the Company had 40,086,376 shares of Common Stock outstanding.

 (2) On April 23, 2002, the Company entered into the Merger Agreement. Under the terms of the Merger Agreement, Purchaser has commenced a tender offer to purchase all of the outstanding shares of Common Stock at a per share purchase price of $3.95 in cash. The Merger Agreement provides for the tender offer to be followed by a second step merger in which those shares of Common Stock not tendered in the tender offer will be converted into the right to receive the same $3.95 per share in cash. In connection with the Merger Agreement, 13 affiliates of the Company have entered into Tender and Stockholder Support Agreements (the "Tender Agreements") with Mentor and Purchaser. Pursuant to the Tender Agreements, the Company affiliates party thereto have, among other things: (1) agreed to tender, to the extent such shares are outstanding, an aggregate of approximately 39% of the outstanding shares of Common Stock in the tender offer; and (2) granted to Mentor an irrevocable option to purchase, to the extent such shares are outstanding, up to an aggregate of approximately 39% of the outstanding shares of Common Stock upon the occurrence of certain events generally relating to acquisition proposals which are competitive with the transactions contemplated by the Merger Agreement. In addition, six of those Company affiliates have agreed, pursuant to their Tender Agreements, to vote, to the extent such shares are outstanding, an aggregate of approximately 39% of the outstanding shares of Common Stock in favor of the merger contemplated by the Merger Agreement and against any competing acquisition proposal (and have granted irrevocable proxies to Walden C. Rhines, Mentor's Chairman of the Board and Chief Executive Officer, and Gregory K. Hinckley, Mentor's President, or to either of them, to vote such shares in such manner). Shares of Common Stock acquired by the Company affiliates party to Tender Agreements after April 23, 2002, by exercise of stock options or otherwise, will be subject to the terms and provisions of the Tender Agreements.

 (3) Consists of 31,249 shares issuable upon the exercise of stock options held by Mr. Geeslin that are exercisable within the 60-day period following April 23, 2002 and an aggregate of 9,509,916 shares beneficially owned by The Sprout Group, as more fully described in note (4) below. Mr. Geeslin is a Managing Director of DLJ Capital Corporation and a Managing General Partner of The Sprout Group, which is a division of DLJ Capital Corporation. DLJ Capital Corporation is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., which itself is a subsidiary of Credit Suisse First Boston, Inc. Mr. Geeslin disclaims beneficial ownership of all shares owned by The Sprout Group. Mr. Geeslin has entered into a Tender Agreement with respect to the 28,125 shares of Common Stock issuable upon the exercise of stock options held by Mr. Geeslin, which shares were not outstanding as of April 23, 2002. See note (2) above. The Tender Agreement to which Mr. Geeslin is a party does not include the voting and irrevocable proxy provisions referenced in note (2) above.

 (4) Consists of 771,715 shares owned by DLJ ESC II, L.P., 6,440,804 shares owned by Sprout Capital VIII, L.P., 1,755,195 shares owned by Sprout Growth II, L.P., 29,273 shares owned by Sprout CEO Fund, L.P., 126,481 shares owned by DLJ Capital Corporation and 386,448 shares owned by Sprout Venture Capital, L.P. DLJ LBO Plans Management Corporation is the General Partner of DLJ ESC II, L.P. DLJ Capital Corporation is the Managing General Partner of Sprout Capital VIII, L.P. and Sprout Growth II, L.P. and is the General Partner of Sprout CEO Fund, L.P. and Sprout Venture Capital, L.P. DLJ LBO Plans Management Corporation is an indirect subsidiary of Credit Suisse First Boston (USA), Inc. DLJ Capital Corporation is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. Credit Suisse First Boston (USA), Inc. is a subsidiary of Credit Suisse First Boston, Inc. Keith B. Geeslin is a General Partner of DLJ Associates VIII, L.P., which is a General Partner of Sprout Capital VIII, L.P., and a General Partner of DLJ Growth Associates II, L.P., which is a General Partner of Sprout Growth II, L.P. See note (3) above. DLJ ESC II, L.P. has entered into a Tender Agreement with respect to the 771,715 shares of Common Stock owned by DLJ ESC II, L.P. See note (2) above. The Tender Agreement to which DLJ ESC II, L.P. is a party includes the voting and irrevocable proxy provisions referenced in note (2) above. DLJ Capital Corporation has entered into a Tender Agreement with respect to an aggregate of 8,390,609 of the shares of Common Stock owned by Sprout Capital VIII, L.P., Sprout Growth II, L.P., Sprout CEO Fund, L.P., DLJ Capital Corporation and Sprout Venture Capital, L.P. See note (2) above. The Tender Agreement to which DLJ Capital Corporation is a party includes the voting and irrevocable proxy provisions referenced in note (2) above.

 (5) Represents shares owned by Kyoden Holding Company, a wholly owned subsidiary of Kyoden Company Limited. Hiroshi Hashimoto, a director of the Company, is Chairman, a director and 58% shareholder of Kyoden Company Limited. Mr. Hashimoto disclaims beneficial ownership of all shares owned by Kyoden Holding Company. Kyoden Company Limited has entered into a Tender Agreement with respect to 4,552,882 of the shares of Common Stock owned by Kyoden Holding Company. See note (2) above. The Tender Agreement to which Kyoden Company Limited is a party includes the voting and irrevocable proxy provisions referenced in note (2) above.

 (6) Consists of 21,874 shares issuable upon the exercise of stock options held by Mr. Hashimoto that are exercisable within the 60-day period following April 23, 2002 and 4,741,491 shares owned by Kyoden Holding Company, a wholly owned subsidiary of Kyoden Company Limited. Mr. Hashimoto, a director of the Company, is Chairman, a director and 58% shareholder of Kyoden Company Limited. Mr. Hashimoto has entered into a Tender Agreement with respect to the 18,750 shares of Common Stock issuable upon the exercise of stock options held by Mr. Hashimoto, which shares were not outstanding as of April 23, 2002. See note (2) above. The Tender Agreement to which Mr. Hashimoto is a party does not include the voting and irrevocable proxy provisions referenced in note (2) above.

 (7) Includes 440,000 shares issuable upon the exercise of stock options held by Mr. Herman that are exercisable within the 60-day period following April 23, 2002. Mr. Herman has entered into a Tender Agreement with respect to 900,475 of the outstanding shares of Common Stock owned by Mr. Herman and 440,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Herman (which shares were not outstanding as of April 23, 2002). See note (2) above. The Tender Agreement to which Mr. Herman is a party includes the voting and irrevocable proxy provisions referenced in note (2) above.

 (8) Includes 78,124 shares issuable upon the exercise of stock options held by Mr. Botts that are exercisable within the 60-day period following April 23, 2002. Mr. Botts has entered into a Tender Agreement with respect to 21,605 of the outstanding shares of Common Stock owned by Mr. Botts and 75,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Botts (which shares were not outstanding as of April 23, 2002). See note (2) above. The Tender Agreement to which Mr. Botts is a party does not include the voting and irrevocable proxy provisions referenced in note (2) above.

 (9) Represents shares issuable upon the exercise of stock options held by Mr. Cooper that are exercisable within the 60-day period following April 23, 2002. Mr. Cooper has entered into a Tender Agreement with respect to the 28,125 shares of Common Stock issuable upon the exercise of stock options held by Mr. Cooper, which shares were not outstanding as of April 23, 2002. See note (2) above. The Tender Agreement to which Mr. Cooper is a party does not include the voting and irrevocable proxy provisions referenced in note (2) above.

(10) Includes 57,083 shares issuable upon the exercise of stock options held by Mr. Erwin that are exercisable within the 60-day period following April 23, 2002. Mr. Erwin has entered into a Tender Agreement with respect to 4,801 of the outstanding shares of Common Stock owned by Mr. Erwin and 55,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Erwin (which shares were not outstanding as of April 23, 2002). See note (2) above. The Tender Agreement to which Mr. Erwin is a party does not include the voting and irrevocable proxy provisions referenced in note (2) above.

(11) Includes 360,000 shares issuable upon the exercise of stock options held by Mr. Lucier that are exercisable within the 60-day period following April 23, 2002. Mr. Lucier has entered into a Tender Agreement with respect to 655,684 of the outstanding shares of Common Stock owned by Mr. Lucier and 360,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Lucier (which shares were not outstanding as of April 23, 2002). See note (2) above. The Tender Agreement to which Mr. Lucier is a party includes the voting and irrevocable proxy provisions referenced in note (2) above.

(12) Includes 144,000 shares issuable upon the exercise of stock options held by Mr. Johnson that are exercisable within the 60-day period following April 23, 2002. Mr. Johnson has entered into a Tender Agreement with respect to 144,170 of the outstanding shares of Common Stock owned by Mr. Johnson and 144,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Johnson (which shares were not outstanding as of April 23, 2002). See note (2) above. The Tender Agreement to which Mr. Johnson is a party includes the voting and irrevocable proxy provisions referenced in note (2) above.

(13) Represents shares issuable upon the exercise of stock options held by Mr. Moshe that are exercisable within the 60-day period following April 23, 2002. Mr. Moshe's employment with the Company ceased in April 2002.

(14) Includes 192,000 shares issuable upon the exercise of stock options held by Mr. O'Brien that are exercisable within the 60-day period following April 23, 2002. Mr. O'Brien has entered into a Tender Agreement with respect to 173,646 of the outstanding shares of Common Stock owned by Mr. O'Brien and 192,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. O'Brien (which shares were not outstanding as of April 23, 2002). See note (2) above. The Tender Agreement to which Mr. O'Brien is a party includes the voting and irrevocable proxy provisions referenced in note (2) above.

(15) Mr. Kiaski's employment with the Company ceased in August 2001.

(16) Includes 1,499,579 shares issuable upon the exercise of stock options held by such officers and directors that are exercisable within the 60-day period following April 23, 2002. Excludes an aggregate of 385,562 shares beneficially owned by Mr. Kiaski and Mr. Moshe, former executive officers of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities ("Reporting Persons"), to file with the SEC reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the Company's knowledge, based on a review of the copies of Section 16(a) reports furnished to the Company or written representations from certain Reporting Persons that no Form 5 filing was required for such person, during fiscal 2001 all of the Company's Reporting Persons complied with the applicable
Section 16(a) filing requirements, except that Mr. Herman filed a Form 4 reporting his purchase in March 2001 of 3,000 shares of Common Stock one day late.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

     The following table sets forth certain information concerning the compensation of (i) the Company's Chief Executive Officer as of December 29, 2001, (ii) the Company's other four most highly compensated executive officers who were serving as executive officers of the Company as of December 29, 2001 and (iii) one former executive officer of the Company who was not serving in such capacity as of December 29, 2001 (collectively, the "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE(1)

                                        ANNUAL COMPENSATION (2)                       LONG-TERM AWARDS
                                ---------------------------------------   ----------------------------------------
                                                           OTHER ANNUAL    RESTRICTED    SECURITIES    ALL OTHER
                                       SALARY     BONUS    COMPENSATION   STOCK AWARDS   UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION(3)  YEAR   ($)(4)    ($)(5)       ($)(6)         ($)(7)      OPTIONS(8)      ($)(9)
------------------------------  ----   -------   -------   ------------   ------------   ----------   ------------
William J. Herman............   2001   315,000        --       6,000              --      440,000         2,000
  Chairman of the Board, and    2000   263,212   235,783       6,000              --           --         1,500
  Chief Executive Officer(10)   1999   228,212    69,800       6,000       1,658,611           --         1,500
Richard G. Lucier............   2001   270,000        --       6,000              --      360,000         2,000
  President(10)                 2000   239,693   167,856       6,000              --           --         1,500
                                1999   219,692    71,611       6,000       1,290,000           --         1,500
Peter T. Johnson.............   2001   215,000        --          --              --      144,000         2,000
  Vice President, Business      2000   203,519    97,738          --              --           --         1,500
  Development and Chief Legal   1999   188,519    43,383          --         275,100           --         1,500
  Officer
Guy Moshe(11)................   2001   242,715        --      22,701              --       81,360
  Senior Vice President and     2000   220,143    91,255      16,871              --        2,962            --
  General Manager-Israel        1999   180,000        --      12,804              --      256,681            --
Kevin P. O'Brien.............   2001   185,000        --                          --      192,000         2,000
  Vice President, Finance and   2000   175,866    77,077                          --           --         1,500
  Administration and Chief      1999   150,000    28,646                     348,752           --         1,500
  Financial Officer
Gary Kiaski(12)..............   2001   200,081        --       3,692              --           --       217,000(13)
  Vice President,               2000   270,733    28,260       6,000              --           --         1,500
  Worldwide Sales               1999   262,600    16,542       6,000              --           --         1,500

---------------

 (1) In March 2000, Viewlogic merged (the "Viewlogic Merger") with and into a wholly owned subsidiary of the Company, with Viewlogic surviving the Viewlogic Merger and each outstanding share of capital stock of Viewlogic being converted into 0.67928 of a share of Common Stock (the "Exchange Ratio"). Upon the effective time of the Merger, Mr. Herman, Mr. Lucier, Mr. Johnson, Mr. O'Brien and Mr. Kiaski joined the Company as executive officers. With respect to Mr. Herman, Mr. Lucier, Mr. Johnson, Mr. O'Brien and Mr. Kiaski, (i) all compensation data for the periods prior to March 2000 reflects compensation paid to each in his capacity as an executive officer of Viewlogic and (ii) stock-based compensation paid to each during that period is adjusted to reflect the Exchange Ratio.

 (2) In accordance with the rules of the SEC, the compensation set forth in the table above does not include (i) medical, group life or other benefits which are available to all of the Company's salaried employees, and (ii) perquisites and other personal benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the total annual salary and bonuses for each of the Named Executive Officers.

 (3) Unless otherwise noted, lists the principal position with the Company as of December 29, 2001.

 (4) Amounts shown include cash and non-cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

 (5) Represents annual incentive bonuses.

 (6) Represents automobile allowances.

 (7) All shares of restricted stock were issued upon the exercise of stock options. On November 23, 1998, Mr. Herman was granted options to purchase 860,046 shares of Common Stock, Mr. Lucier was granted options to purchase 679,280 shares of Common Stock, Mr. Johnson was granted options to purchase 142,648 shares of Common Stock, Mr. O'Brien was granted options to purchase 180,839 shares of Common Stock and Mr. Kiaski was granted options to purchase 180,839 shares of Common Stock. All of these options were exercisable in full immediately upon grant, but the shares issuable upon exercise are restricted shares, subject to a repurchase right of the Company if the executive officer ceases to be an employee, officer or director of, or a consultant to, the Company. The shares issuable upon exercise of the options vest from this repurchase right over time. Twenty-five percent of the shares for Mr. Herman, Mr. Lucier, Mr. O'Brien and Mr. Kiaski vested as of October 2, 1999. Twenty-five percent of the shares for Mr. Johnson vested as of October 19, 1999. The remaining 75% vest in equal monthly installments over the succeeding 36 months. If, within 24 months after a change of control of the Company, the executive officer ceases to be an employee, officer or director of, or a consultant to, the Company as a result of termination without cause by the Company or for good reason by the executive, 100% of the original number of shares subject to the executive's options vest. Each holder of restricted stock is entitled to the same dividends with respect to his restricted stock as are paid to holders of unrestricted shares of Common Stock. Mr. Herman, Mr. O'Brien and Mr. Johnson exercised their options in full on August 11, 1999. Mr. Lucier exercised his options in full on August 12, 1999. As of those dates, all shares of stock issued upon exercise were restricted stock. All amounts set forth under the heading "Restricted Stock Awards" represent the aggregate dollar value of all shares of restricted stock issued to the executive officer based upon the fair market value of the restricted stock on the date of the issuance minus the aggregate exercise price of the stock options. On December 28, 2001, the last trading day in fiscal 2001, the closing per share sale price of the Common Stock was $1.93. Mr. Herman held 179,176 shares of restricted stock with a value, if vested, of $204,261, Mr. Lucier held 141,516 shares of restricted stock with a value, if vested, of $161,328, Mr. O'Brien held 37,675 shares of restricted stock with a value, if vested, of $42,950 and Mr. Johnson held 29,718 shares of restricted stock with a value, if vested, of $33,879. Mr. Botts, Mr. Moshe and Mr. Kiaski held no shares of restricted stock on December 28, 2001.

 (8) Represents the grant of options to purchase shares of Common Stock.

 (9) Unless otherwise noted, represents matching contributions by the Company to the Company's 401(k) plan.

(10) In February 2002, Mr. Lucier began serving as the Company's President. As of December 29, 2001, Mr. Herman served as the Company's Chairman of the Board, President and Chief Executive Officer, and Mr. Lucier served as the Company's Executive Vice President and Chief Operating Officer.

(11) Mr. Moshe's employment with the Company ceased in April 2002.

(12) Mr. Kiaski's employment with the Company ceased in August 2001.

(13) Consists of $215,000 in severance payments by the Company and $2,000 in matching contributions by the Company to the Company's 401(k) plan.

                  OPTION GRANTS, EXERCISES AND YEAR-END VALUES

     The following table sets forth certain information concerning grants of stock options to each of the Named Executive Officers during the fiscal year ended December 29, 2001. The Company granted no stock appreciation rights during the fiscal year ended December 29, 2001.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS
                          -----------------------------------------------------   POTENTIAL REALIZABLE VALUE
                          NUMBER OF       PERCENT OF                                AT ASSUMED ANNUAL RATES
                          SECURITIES     TOTAL OPTIONS                            OF STOCK PRICE APPRECIATION
                          UNDERLYING      GRANTED TO     EXERCISE                     FOR OPTION TERM(1)
                           OPTIONS       EMPLOYEES IN    PRICE ($/   EXPIRATION   ---------------------------
                          GRANTED(2)        2001(3)      SHARE)(4)      DATE         5%($)         10%($)
                          ----------     -------------   ---------   ----------   -----------   -------------
William J. Herman.......   440,000            8.24%        $2.06        1/3/11     $570,722      $1,446,321
Richard G. Lucier.......   360,000           6.742%        $2.06        1/3/11     $466,955      $1,183,354
Peter T. Johnson........   144,000           2.697%        $2.06        1/3/11     $186,782      $  473,342
Guy Moshe(5)............    75,000           1.405%        $2.06        1/3/11     $ 97,282      $  246,532
                             2,942(6)        0.055%        $3.88        3/1/11     $  7,170      $   18,169
                             3,418(6)        0.064%        $0.90      10/11/11     $  1,935      $    4,903
Kevin P. O'Brien........   192,000           3.596%        $2.06        1/3/11     $249,042      $  631,122
Gary Kiaski(7)..........   240,000           4.495%        $2.06        1/3/11     $311,303      $  788,903

---------------

(1) As required by the rules of the SEC, amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the prescribed assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date on which the options are exercised. No gain to the optionees is possible without an appreciation in stock price, which will benefit all stockholders commensurately.

(2) Represents the grant of options to purchase shares of Common Stock. All of these options, except those granted to Mr. Moshe, were exercisable in full immediately upon grant, but the shares issuable upon exercise will be restricted shares, subject to a repurchase right of the Company if the executive officer ceases to be an employee, officer or director of, or a consultant to, the Company. The shares issuable upon exercise of the options vest from this repurchase right in equal monthly installments over 48 months from the date of grant. Except as indicated in note (5) below, Mr. Moshe's options become exercisable and vest in equal monthly installments over 48 months from the date of grant. For all Named Executive Officers, including Mr. Moshe, if the closing price of the Common Stock is $10 or more for any twenty consecutive trading days, an additional 25% of the shares become vested, and if the closing price of the Common Stock is $20 or more for any twenty consecutive trading days, an additional 25% of the shares become vested. If, within 24 months after a change of control of the Company, the Named Executive Officer ceases to be an employee, officer or director of, or a consultant to, the Company as a result of termination without cause by the Company or for good reason by the executive, 100% of the remaining unvested shares vest in full.

(3) Based on a total of 5,339,574 shares subject to options granted by the Company to its employees and consultants during fiscal 2001.

(4) Equals the per share fair market value of the underlying shares of Common Stock on the date of grant.

(5) Mr. Moshe's employment with the Company ceased in April 2002.

(6) This option was fully vested on the date of grant.

(7) Mr. Kiaski's employment with the Company ceased in August 2001.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUE

     The following table sets forth certain information concerning the value of unexercised stock options held by each of the Named Executive Officers as of December 29, 2001. No Named Executive Officer exercised an option to purchase Common Stock during fiscal 2001, other than Mr. Kiaski.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

                                                                NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                                             OPTIONS AT FISCAL YEAR-END   AT FISCAL YEAR-END($)(1)
                       SHARES ACQUIRED         VALUE         --------------------------   -------------------------
NAME                     ON EXERCISE        REALIZED(2)      EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                   ---------------   -----------------   --------------------------   -------------------------
William J. Herman....           --                 --          100,832/339,168                        $0/$0
Richard G. Lucier....           --                 --           82,499/277,501                        $0/$0
Peter T. Johnson.....           --                 --           32,999/111,001                        $0/$0
Guy Moshe(3).........           --                 --          267,711/123,438                    $3,521/$0
Kevin P. O'Brien.....           --                 --           43,999/148,001                        $0/$0
Gary Kiaski(4).......      128,094            $96,211                0/0                              $0/$0

---------------

(1) Represents the aggregate fair market value of the underlying shares of Common Stock on December 28, 2001, the last trading day of fiscal 2001 ($1.93 per share), minus the aggregate exercise price.

(2) Represents the difference between the aggregate fair market value of the underlying shares of Common Stock on the date of exercise and the aggregate exercise price.

(3) Mr. Moshe's employment with the Company ceased in April 2002.

(4) Mr. Kiaski's employment with the Company ceased in August 2001.

                             EMPLOYMENT AGREEMENTS

     William J. Herman. In connection with its acquisition of Viewlogic in March 2000, the Company assumed the employment agreement of William J. Herman, the Company's Chairman of the Board and Chief Executive Officer. Under the terms of Mr. Herman's employment agreement, Mr. Herman's employment will continue until October 2, 2002, unless Mr. Herman resigns or the Company terminates his employment. Mr. Herman receives a base salary of $315,000 annually and standard benefits afforded other employees of the Company. If the Company terminates Mr. Herman's employment without cause, he will continue to receive his benefits and base salary for a period of nine months. This agreement includes post-termination restrictions for a period of one year which restrict Mr. Herman from competing with the Company and which prohibit him from soliciting the Company's employees and customers during that period. Mr. Herman's compensation is subject to adjustment but his base salary may not be decreased.

     Richard G. Lucier. Also in connection with its acquisition of Viewlogic in March 2000, the Company assumed the employment agreement of Richard G. Lucier, the Company's President. Mr. Lucier's employment agreement provides that Mr. Lucier's employment will continue until October 2, 2002, unless Mr. Lucier resigns or the Company terminates his employment. Mr. Lucier receives a base salary of $270,000 annually and standard benefits afforded other employees of the Company. If the Company terminates Mr. Lucier's employment without cause, he will continue to receive his benefits and base salary for a period of nine months. This agreement includes post-termination restrictions for a period of one year which restrict Mr. Lucier from competing with the Company and which prohibit him from soliciting the Company's employees and customers during that period. Mr. Lucier's compensation is subject to adjustment but his base salary may not be decreased.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

GENERAL

     The Compensation Committee is responsible for establishing compensation policies with respect to the Company's executive officers, including the Chief Executive Officer, and setting the compensation levels for these individuals. The Compensation Committee also exercises all rights and powers of the Board under the Company's stock incentive and stock purchase plans. The Compensation Committee is currently composed of two directors who are not employees of the Company. This report addresses the Company's compensation policies for 2001 and how they affected the Company's Chief Executive Officer and the Company's other executive officers, including the Named Executive Officers.

COMPENSATION PHILOSOPHY AND POLICY

     The policy of the Committee is to attract and retain executive officers and employees through the payment of competitive base salaries and to encourage and reward performance through bonuses and stock ownership. The objectives of the Compensation Committee are to:

     - attract, retain and motivate highly qualified executive officers and employees who contribute to the long-term success of the Company;

     - align the compensation of executive officers with the Company's business objectives and performance; and

     - align incentives for executive officers with the interests of stockholders.

ELEMENTS OF COMPENSATION

     The principal components of compensation for the Company's executive officers are cash components, in the form of salary and variable pay, and non-cash compensation in the form of equity compensation.

     Cash Compensation. Cash compensation consists of (i) base salary which is determined in the discretion of the Compensation Committee after subjectively considering the level of responsibility, expertise and experience of the executive officer, taking into account competitive conditions in the industry and (ii) cash bonuses up to an established percentage of base salary, subject to meeting all or a portion of targeted objectives.

     Equity Compensation. Ownership of Common Stock is a key element of executive compensation. Executive officers and other employees of the Company are eligible to participate in the Company's Amended and Restated 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan") and the Company's 2000 Employee Stock Purchase Plan. The 2000 Stock Incentive Plan permits the Board or the Compensation Committee to grant stock options to employees on such terms as the Board or the Compensation Committee may determine. The 2000 Stock Incentive Plan also permits the Board or the Compensation Committee to grant restricted stock to employees. The 2000 Employee Stock Purchase Plan permits employees to acquire Common Stock through payroll deductions and promotes broad-based equity participation throughout the Company. The Committee believes that such stock plans align the interests of the employees with the long-term interests of the stockholders.

     In determining the size of a stock option grant to a new executive officer, the Compensation Committee subjectively takes into account equity participation by comparable executives within the Company, external competitive circumstances and other relevant factors. Additional options may be granted to current executive officers and employees to reward exceptional performance or to provide additional unvested equity incentives. Although the Compensation Committee may, as it deems appropriate, grant stock options under different terms, stock options are typically granted with an exercise price equal to the fair market value of the Common Stock on the date of grant and vest over a four-year period. Therefore, in order for an executive officer to derive the full compensatory benefit from a stock option, there must be an appreciation in the fair market value of the Common Stock and the executive's service with the Company must continue.

     The Company also maintains a 401(k) Plan to provide retirement benefits through tax deferred salary deductions for all its employees, including executive officers. In fiscal 2001, the Company contributed to the 401(k) Plan by partially matching the employees' contribution at a one-to-two ratio; provided, however, that the Company's matching contribution for any employee cannot exceed $2,000.

     2001 Executive Compensation and Compensation of the Chief Executive Officer. Executive compensation for fiscal 2001 included base salary and severance payments. In addition, executive officers, like other employees, were eligible to participate in the 2000 Employee Stock Purchase Plan. No cash bonuses were accrued for 2001 because the Company did not meet its financial goals.

     William J. Herman, who served as the Company's President and Chief Executive Officer for 2001, received $315,000 as a base salary. Mr. Herman's base salary was subjectively determined by the Compensation Committee based on his twenty years experience in the EDA industry, the level of responsibility required to implement the Company's strategy and competitive compensation data. Mr. Herman did not receive a bonus for 2001 because the Company did not achieve its sales, revenue or operating income targets. During fiscal 2001, Mr. Herman was granted an option, under the 2000 Stock Incentive Plan to purchase 440,000 shares of Common Stock at $2.06 per share. The option was granted in January 2001, after an analysis of the remaining vesting terms of Mr. Herman's outstanding equity awards, with the goal of providing Mr. Herman with a long-term equity compensation incentive.

  Deductibility of Executive Compensation. Section 162(m) ("Section 162m") of the Internal Revenue Code of 1986, as amended (the "Code") generally disallows a tax deduction to public companies for certain compensation in excess of $1.0 million paid to the company's chief executive officer and the four other most highly compensated executive officers. Certain performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee periodically reviews the potential consequences of
Section 162(m) and may structure the performance-based portion of its executive compensation in a manner that is intended to avoid disallowance of deductions under Section 162(m). However, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be in excess of that limit when the Compensation Committee believes that such payments are appropriate and in the best interests of the stockholders, after taking into consideration changing business conditions or the executive officer's performance. In any event, there can be no assurance that compensation attributable to stock options and other awards granted under the Company's stock plans will be exempt from Section 162(m).

                                          By the Compensation Committee of the
                                          Board of
                                          Directors of Innoveda, Inc.

                                          Steven P. Erwin, Lorne J. Cooper and
                                          Keith B. Geeslin

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Currently, the Compensation Committee of the Board of Directors consists of Lorne J. Cooper and Steven P. Erwin. From January to April 2001, the Compensation Committee consisted of Mr. Erwin and Keith B. Geeslin. No executive officer of the Company served during fiscal 2001 as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served on the Board or the Compensation Committee of the Board of the Company.

                         COMPARATIVE STOCK PERFORMANCE

     The following graph compares the cumulative total stockholder return on the Common Stock with the cumulative return of (i) the Nasdaq Stock Market -- U.S. Index and (ii) the Dow Jones Software Index. The graph assumes the investment of $100 on the last trading day of 1996 in the Common Stock, the Nasdaq Stock Market -- U.S. Index and the Dow Jones Software Index, and assumes dividends are reinvested. Measurement points are the last trading days for the years ended in December 1997, 1998, 1999, 2000 and 2001. No dividends have been declared or paid on the Common Stock.

                     [Comparative Stock Performance Graph]

                                           INITIAL INVESTMENT CUMULATIVE DATA RETURN FOR FISCAL YEAR
                                           ---------------------------------------------------------
COMPANY/MARKET INDEX                        1996      1997      1998      1999      2000      2001
--------------------                        ----      ----      ----      ----      ----      ----
Innoveda, Inc. ..........................  $100.00   $101.22   $ 90.85   $ 34.15   $ 20.12   $ 17.55
Nasdaq Stock Market (U.S.)...............   100.00    132.61    225.17    436.15    237.52    205.42
Dow Jones Software.......................   100.00    122.32    172.52    304.29    191.25    152.46

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Executive Promissory Notes. In August 1999, each of the executive officers of the Company identified in the table below executed and delivered to Viewlogic promissory notes in the principal amounts set forth beside their respective names. In connection with the Company's acquisition of Viewlogic in March 2000, the Company acquired these promissory notes.

                                                                               PRINCIPAL AMOUNT OF
NAME                                               CURRENT TITLE                 PROMISSORY NOTE
----                                               -------------               -------------------
William J. Herman....................  Chairman of the Board and Chief              $417,818
                                       Executive Officer
Richard G. Lucier....................  President                                    $330,000
Peter T. Johnson.....................  Vice President, Business Development         $ 69,300
                                       and Chief Legal Officer
Kevin P. O'Brien.....................  Vice President, Finance and                  $ 87,854
                                       Administration and Chief Financial
                                       Officer

     Each of the executives identified in the table above executed and delivered his respective promissory notes in connection with amounts borrowed to purchase shares of restricted stock upon the exercise of stock options. The promissory notes bear no interest and are secured by a pledge of the shares of restricted stock acquired upon exercise of the stock options. In the event of a default under a promissory note, if the value of the restricted stock is not sufficient to insure full payment of the promissory note, the maximum liability of each executive is limited to the lesser of one-half of the original principal amount of the promissory note and the then current balance under the promissory note. Since December 31, 2000, the amount of indebtedness to the Company of each of the executive officers under their respective promissory notes has been equal to the principal amount of such promissory notes. Mr. Johnson's spouse is also an obligor under his promissory note.

     Eric Benhayoun. The Company entered into a four-year employment agreement with Eric Benhayoun, the Company's Vice President of Sales for Europe, in April 1999 pursuant to which his annual base salary was set at 1,040,853 French Francs (or approximately $137,323 U.S. Dollars, based on the exchange rate on March 1, 2002), he received commissions based on sales generated, and he received all standard benefits afforded other executives of the Company. In April 2002, the Company terminated Mr. Benhayoun's employment. Pursuant to the terms of Mr. Benhayoun's employment agreement, he is entitled to severance equal to his monthly base salary, plus benefits for a period of twelve months following his termination. In addition, all of the 17,188 shares remaining unvested as of April 2002 under the stock option granted by the Company to Mr. Benhayoun on February 25, 1999 became vested in full upon the termination of his employment.

     Gary Kiaski. The Company terminated the employment of Gary Kiaski, then the Company's Vice President of Worldwide Sales, in August 2001. In connection with that termination, Innoveda paid to Mr. Kiaski $215,000, less applicable taxes and other appropriate deductions, representing one year of his base salary. The Company also agreed to pay the COBRA cost for medical coverage for Mr. Kiaski and his family for up to one year or until Mr. Kiaski obtains other employment that offers medical coverage.

     Guy Moshe. In May 2000, the Company entered into an employment agreement with Guy Moshe, then the Company's Senior Vice President and General
Manager -- Israel, which terminated pursuant to its terms in March 2002. Pursuant to the employment agreement, Mr. Moshe's annual base salary was set at 1,050,500 New Israeli Shekels (or approximately $224,035 U.S. Dollars, based on the exchange rate on March 1, 2002), his annual bonus was set at up to 50% of his base salary, and he received all standard benefits afforded other executives of the Company. Mr. Moshe voluntarily terminated his employment with the Company in April 2002.

     Kyoden Company Limited. Kyoden Company Limited, which as of April 23, 2002 beneficially owned 4,741,491, or 11.8%, of the outstanding Common Stock, owns 50% of PADS Japan. Hiroshi Hashimoto, a director of the Company, is the Chairman and 58% shareholder of Kyoden Company Limited. PADS Japan distributes certain products of the Company in Japan. The Company has no ownership interest in PADS Japan. Since December 30, 2000 and through March 30, 2002, the Company's sales to PADS Japan were $1,586,930, which represents a discount of fifty percent from the list price of the products purchased.

     Synopsys, Inc. The Company licenses certain products for resale from Synopsys, Inc., which as of April 23, 2002 beneficially owned 3,583,314, or 8.9%, of the outstanding Common Stock. Since December 30, 2000 and through March 30, 2002, the Company has paid to Synopsys, Inc. $1,501,798, and accrued an additional $820,472, in royalties based on the sale of those products.

     Mentor Graphics Corporation. The information in the Schedule 14D-9 to which this Information Statement forms Annex B is incorporated herein by reference.

                                                                      APPENDIX A

                                 INNOVEDA, INC.

                            AUDIT COMMITTEE CHARTER

I. MEMBERSHIP

     A. Number. The Audit Committee shall consist of at least three independent, financially literate members of the board of directors meeting the requirements set forth in Sections I.B and I.C. below.

     B. Independence. A director is independent if he or she is not an officer or employee of the Company or its subsidiaries, if he or she has no relationship which, in the opinion of the Company's board of directors, would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director, and if he or she:

          1. Has not been an employee of the Company or any affiliate of the Company in the current year or in any of the past three years;

          2. Has no immediate family member who has been employed by the Company or an affiliate of the Company in any of the past three years (an immediate family member includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in a person's home);

          3. Is not employed as an executive of an entity other than the Company having a compensation committee which includes any of the Company's executives;

          4. Did not within the last fiscal year receive from the Company or any affiliate of the Company compensation -- other than benefits under at tax qualified retirement plan, compensation for director service or nondiscretionary compensation -- greater than $60,000; and

          5. Has not in any of the past three years been a partner in, or controlling shareholder or executive of, a for profit business organization to which the Company made or from which the Company received payment (other than payment arising solely from investments in the Company's securities) that exceeds the greater of: (i) $200,000; or (ii) more than 5% of the Company's or business organization's consolidated gross revenues.

          Under exceptional and limited circumstances, one director who has a relationship making him or her not independent, and who is not a Company employee or an immediate family member of a Company employee, may serve on the Audit Committee if the board of directors determines that the director's membership on the Audit Committee is required by the best interests of the Company and its shareholders, and discloses in the next annual proxy statement after such determination the nature of the relationship and the reasons for the determination.

     C. Financial Literacy. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, or must become able to do so within a reasonable time after his or her appointment to the Audit Committee. At least one member of the Audit Committee must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background which result in the member having financial sophistication (such as being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities).

     D. Chairman. Unless a Chairman is elected by the board of directors, the Audit Committee shall elect a Chairman by majority vote.

II. RESPONSIBILITIES OF THE AUDIT COMMITTEE

     The Audit Committee shall assist the board of directors in fulfilling their responsibilities to shareholders concerning the Company's accounting and reporting practices, and shall facilitate open communication between the Audit Committee, board of directors, outside auditors, and management. The Audit Committee

                                     APP-A-1
shall discharge its responsibilities, and shall assess the information provided by the Company's management and the outside auditor, in accordance with its business judgment. The responsibilities set forth herein do not reflect or create any duty or obligation of the Audit Committee to plan, conduct, oversee or determine the appropriate scope of any audit, or to determine that the Company's financial statements are complete, accurate, fairly presented, or in accordance with Generally Accepted Accounting Principles or applicable law. In exercising its business judgment, the Audit Committee shall rely on the information and advice provided by the Company's management and/or its outside auditor.

          A. The Audit Committee shall review and reassess the adequacy of this charter at least annually.

          B. The outside auditor shall be accountable to the Audit Committee and the board of directors, which together shall have the ultimate authority and responsibility to nominate the outside auditor to be proposed for shareholder approval in any proxy statement, and to select, evaluate, and (where appropriate) replace the outside auditor.

          C. The Audit Committee shall ensure that they receive from the outside auditor the written disclosures and letter from the outside auditor required by Independence Standards Board Standard No. 1.

          D. The Audit Committee shall discuss with the outside auditor its independence, and shall actively engage in a dialogue with the outside auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the auditor. The Audit Committee shall take, or recommend that the full board of directors take, appropriate action to oversee the independence of the outside auditor.

          E. The Audit Committee shall review and discuss with the Company's management the Company's audited financial statements.

          F. The Audit Committee shall discuss with the outside auditor the matters about which Statement on Auditing Standards No. 61 requires discussion.

          G. Based upon its discharge of its responsibilities pursuant to Sections II.C through II.F and any other information, discussion or communication that the Audit Committee in its business judgment deems relevant, the Audit Committee shall consider whether they will recommend to the board of directors that the Company's audited financial statements be included in the Company's annual reports on Forms 10-K.

          H. The Audit Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 306 of Regulation S-K.

          I. The Audit Committee shall annually inform the outside auditor, the Chief Financial Officer, the Controller, and the most senior other person, if any, responsible for the internal audit activities, that they should promptly contact the Audit Committee or its Chairman about any significant issue or disagreement concerning the Company's accounting practices or financial statements that is not resolved to their satisfaction. Where such communications are made to the Chairman, he or she shall confer with the outside auditor concerning any such communications, and shall notify the other members of the Audit Committee of any communications which the outside auditor or the Chairman in the exercise of his or her business judgment believes should be considered by the Audit Committee prior to its next scheduled meeting.

          J. The Audit Committee shall direct the outside auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information, and to discuss promptly with the Chairman of the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by Statement on Auditing Standards No. 61. The Chairman of the Audit Committee shall discuss any such matters with the outside auditor, and shall notify the other members of the Audit Committee of any discussions which the outside auditor or the Chairman in the exercise of his or her
                                     APP-A-2
     business judgment believes should be considered by the Audit Committee prior to disclosure or filing of the interim financial information, or the Audit Committee's next scheduled meeting.

          K. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose or file interim financial information prior to completion of review by the outside auditor.

          L. The Audit Committee shall meet privately at least once per year with: (i) the outside auditor; (ii) the Chief Financial Officer; (iii) the Controller; and (iv) the most senior person (if any) responsible for the internal audit activities of the Company.

                                     APP-A-3